Exhibit 99.3

Industry Guide 3 – Return on Equity and Assets Ratios

	Q1 2019	For the Year-Ended October 2018	For the Year-Ended October 2017	For the Year-Ended October 2016
Return on Assets	0.90%	0.96%	0.97%	0.89%
Return on Equity	16.7%	17.6%	17.0%	16.3%
Dividend Payout Ratio	45%	45%	46%	48%
Equity to Asset Ratio	5.73%	5.85%	6.12%	5.90%